August 8, 2008

Ms. Heather Clark, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

RE:  Commission File #000-50021

Dear Ms. Clark:

The  following  is in response to the  Commission’s July 21,  2008 comment letter.  We have amended our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, to include Management’s Report on Internal Control over Financial Reporting in Item 8A, as required by Section 404 of the Sarbanes-Oxley Act.  The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing.  In addition, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very  truly yours,

Richard M. Greenberg

Chief Financial Officer

                                      10390 Wilshire Boulevard PH20, Los Angeles, CA 90024

                                      Telephone: 310 777 0014   Fax: 310 777 0015